UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F


                      APPLICATION PURSUANT TO SECTION 8(F)
                   OF THE INVESTMENT COMPANY OF 1940 ("ACT")
            AND RULE 8F-1 THEREUNDER FOR ORDER DECALRING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]    Merger

         [ ]    Liquidation

         [ ]    Abandonment of Registration
                (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.

         [ ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form).

2.       Name of fund:  Firstar Stellar Funds (formerly Star Funds)

3.       Securities and Exchange Commission File No.:  811-5762

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ X ]    Initial Application                [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 615 East Michigan Street, Milwaukee, WI 53202

6. Name, address and telephone number of individual of Commission staff should contact with any questions regarding this form:

                           Elaine E. Richards
                           Firstar Mutual Fund Services, LLC
                           615 E. Michigan Street
                           Milwaukee, WI  53202
                           Ph. (414) 287-3338

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Records Relating to:                 Located at:
         Registrant's fund accounting         Firstar Mutual Funds Services, LLC
         servicing agent, transfer agent      615 East Michigan Street
         and administrator                    Milwaukee, WI 53202
                                              Attn: Cheryl King
                                              Ph. 414-287-3373

         Registrant's investment adviser      Firstar Investment Research &
                                              Management Company,LLC (FIRMCO)
                                              777 East Wisconsin Avenue
                                              Milwaukee, WI 53202
                                              Attn: Laura Rauman
                                              Ph. 414-765-6090

        Registrant's custodian                Firstar Bank, N.A.
                                              425 Walnut Street
                                              Cincinnati, OH 45202
                                              Attn: Andrea McVoy
                                              Ph. 414-287-3706

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]    Management company;

         [ ]    Unit investment trust; or

         [ ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end                           [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Firstar Bank, N.A (formerly Star Bank)
                  Capital Management Division
                  (April 14, 1989 (inception) to April 1, 2000)
                  425 Walnut Street
                  Cincinnati, OH  45202

                  Firstar Investment Research & Management, LLC (FIRMCO) (April 1, 2000 to December 8, 2000)
                  777 East Wisconsin Avenue
                  Milwaukee, WI  53202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Federated Securities Corporation (1990-1998)
                  Federated Investors Tower
                  1001 Liberty Avenue
                  Pittsburgh, PA 15222-3779

                  B.C. Ziegler and Company (10/98 - 4/99)
                  215 North Main Street
                  West Bend, WI 53095-3348

                  Edgewood Services, Inc. (4/99 - 8/00)
                  1001 liberty Avenue
                  Pittsburgh, PA 15222-3779

                  Quasar Distributors, LLC (8/00 - 12/00)
                  615 East Michigan Street
                  Milwaukee, WI 53202

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)     Depositor's name(s) and address(s):

         (b)     Trustee's name(s) and address(s):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [  ]     Yes                       [  ]     No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-_______

                  Business Address:

15.      (a)     Did the fund obtain approval from the board of directors
                 concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes                       [  ]     No

                 If Yes, state the date on which the board vote took place:

                 Approved June 7, 2000

                 Ratified July 20, 2000

                 If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration:

                  [ X ]    Yes                       [  ]     No

                 If Yes, state the date on which the shareholder vote took place:

                 November 24, 2000

                 If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ X ]    Yes                       [  ]     No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                 November 27, 2000 with respect to the Stellar Treasury Fund, Stellar Tax-Free Money Market Fund, Stellar U.S. Government Income Fund, Stellar Insured Tax-Free Bond Fund, Stellar Capital Appreciation Fund and Stellar Fund.

                 December 11, 2000 with respect to the Stellar Ohio Tax-Free Money Market Fund, Stellar Strategic Income Fund, Stellar Growth Equity Fund, Stellar Relative Value Fund, Stellar Science and Technology Fund and Stellar International Equity Fund.

         (b)     Were the distributions made on the basis of net assets?

                  [ X ]    Yes                       [  ]     No

         (c)     Were the distributions made pro rata based on share ownership?

                  [ X ]    Yes                       [  ]     No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

         (e)     Liquidations only:
                 Were any distributions to shareholders made in kind?

                  [  ]     Yes                   [  ]     No                 N/A

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

                  [  ]     Yes                       [  ]     No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

                  [ X ]    Yes                       [  ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]     Yes                       [ X ]    No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is file? (See question 18 above)

                  [  ]     Yes                       [ X ]    No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)     Why has the fund retained the remaining assets?

         (c)     Will the remaining assets be invested in securities?

                  [  ]     Yes                       [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]     Yes                       [ X ]    No

         If Yes,
         (a)     Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)     List the expenses incurred in connection with the Merger or
                 Liquidation:

                 Firstar Stellar Funds paid no expenses in connection with the reorganization.

                 (i)      Legal expenses:

                 (ii)     Accounting expenses:

                 (iii)    Other expenses (list and identify separately):

                 (iv)     Total expenses (sum of lines (i)-(iii) above):

         (b) How were those expenses allocated? All expenses were paid by FIRMCO, the Adviser, for both Firstar Stellar Funds and the surviving entity, Firstar Funds, Inc.

         (c)     Who paid those expenses?  Paid by Adviser

         (d)     How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]     Yes                       [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ]     Yes                       [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]     Yes                       [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)     State the name of the fund surviving the Merger: Firstar
                 Funds, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-05380

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                           The Agreement and Plan of Reorganization was included in the definitive proxy statement on Form N-14 for Firstar Funds, Inc. filed on September 28, 2000. The file numbers were 811-05380 and 33-18255.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Firstar Stellar Funds, (ii) he is the President of Firstar Stellar Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                    /s/ Bruce Laning
                                                    --------------------------
                                                    Bruce Laning
                                                    President
                                                    Firstar Stellar Funds